N-SAR ITEM 77D

Ratification of Investment Policy

At the September 7-8, 1995 Board meeting, the Trustees ratified the addition of a stated policy regarding maturity to Van Kampen American Capital Limited Maturity Government Fund s non-fundamental investment policies.

The Trustees at prior Board meetings had approved changing the name of American Capital Federal Mortgage Trust to Van Kampen American Capital Limited Maturity Government Fund. It was determined that since the new name included the concept of limited maturity, the Fund s investment policies should contain a stated non-fundamental policy with respect to the management of maturity.
This stated policy is consistent with how the Fund is currently managed.